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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608
                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [x] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [x]



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         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

The following release was filed with the Australian Stock Exchange on the date indicated.

                                PETSEC ENERGY LTD
                                 ACN 000 602 700

     27 May 2006

                         PETSEC ENERGY SPUDS THIRD WELL
                                 AT MAIN PASS 19

     Petsec Energy Ltd (ASX, PSA; ADR's, PSJEY.PK)

     Petsec Energy limited today announced the spudding of the Main Pass 19 #3 well in the Gulf of Mexico, USA.

     The new well - located 128 kilometres (80 miles) south east of New Orleans
     - has a single target sand and will complete the programme of three wells to be drilled from the same location at Main Pass 19. As previously announced, this three well programme is targeting 12 - 15 billion cubic feet equivalent of natural gas, net to the company.

     Drilling of the Main Pass 19 #3 well follows the announcement that the first two wells at Main Pass 19 have both resulted in commercial gas discoveries, and that field development will proceed.

     Details of the well are as follows:

Well Name:                            Main Pass 19 #3
Spud Date:                            27 May 2005
Water Depth:                          12 Metres (38 feet)
Proposed Total Depth:                 2,977 metres (9,766 feet) Measured Depth
Estimated time to drill:              15 days
Operator:                             Petsec Energy Inc.
Petsec Working Interest:              55%
Petsec Net Revenue Interest:          45.83%

For Further Information:

Mr. Craig Jones                       Mr. Ross A. Keogh
Petsec Energy Ltd                     Petsec Energy Inc.
Level 13                              3861 Ambassador Caffery Parkway
1 Alfred Street                       Suite 500
Sydney NSW 2000                       Lafayette, LA 70503
Tel: 612 9247 4605                    Tel: 1 (337) 989 1942
Fax: 612 9251 2410                    Fax: 1 (337) 989 7271



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Petsec Energy Ltd


Date:  June 02, 2005                 By:  /s/ Craig Jones









                                         Craig H. Jones
                                         Group Manager - Corporate